UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 15)1

Pulse Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74587B 10 1

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

BAKER HOSTETLER LLP

45 Rockefeller Plaza

New York, New York 10111

(212) 589-4233

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 3, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		48,623,225*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

48,623,225*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,623,225*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.9%
14	TYPE OF REPORTING PERSON

IN

* Represents (i) 42,172,003 Shares, including (a) 183,100 Shares underlying certain options and (b) 5,187,824 Shares underlying Warrants (as defined and described in Item 4) each exercisable within 60 days hereof, held by Mr. Duggan, (ii) 561,089 Shares held by Genius 24C Inc d/b/a Genius Inc, including 69,020 Shares underlying Warrants and (iii) 400,877 Shares held by Blazon Corporation, including 49,312 Shares underlying Warrants. This does not include options which are not exercisable in 60 days from the date hereof.

1	NAME OF REPORTING PERSON

GENIUS 24C INC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		630,109*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

630,109*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

630,109*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

CO

* Represents 561,089 Shares held by Genius 24C Inc d/b/a Genius Inc, including 69,020 Shares underlying Warrants.

1	NAME OF REPORTING PERSON

BLAZON CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		450,189*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

450,189*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

450,189*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7%
14	TYPE OF REPORTING PERSON

CO

 * Represents 400,877 Shares held by Blazon Corporation, including 49,312 Shares underlying Warrants.

The following constitutes Amendment No. 15 to the Schedule 13D filed by the undersigned (the “Amendment No. 15”). This Amendment No. 15 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by Robert W. Duggan (“Mr. Duggan”), Genius 24C Inc, a Florida corporation (“Genius”), and Blazon Corporation, a California corporation (“Blazon”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Mr. Duggan is the sole shareholder and director of Genius and the majority shareholder of Blazon. By virtue of this relationship, Mr. Duggan may be deemed to beneficially own Shares owned by each of Genius and Blazon. Accordingly, the Reporting Persons are filing a joint Schedule 13D.

(b)	The principal business address of Mr. Duggan is 3957 Point Eden Way Hayward, California 94545. The principal business address of Genius is 616 Druid Road East, Clearwater, Florida 33756. The principal business address of Blazon is 6300 Wilshire Blvd, Ste 3020, Los Angeles, California 90048.

(c)	The principal occupation of Mr. Duggan is serving as a private investor. The principal business of Genius is education and training. The principal business of Blazon is investments.

(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Duggan is a citizen of the United States of America. Genius in a Florida corporation. Blazon is a California corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase cost of the 42,172,003 Shares owned directly by Mr. Duggan is approximately $330,789,231, including brokerage commissions. Such Shares were acquired with personal funds. Mr. Duggan received his 183,100 stock options in connection with his service on the board of directors of the Issuer. The aggregate purchase cost of the 561,089 Shares owned by Genius 24C Inc d/b/a Genius Inc (“Genius”), which Mr. Duggan is the sole shareholder of and may be deemed to be beneficially owned by Mr. Duggan, is approximately $5,162,096, including brokerage commissions. Such Shares were acquired with working capital. The aggregate purchase cost of the 400,877 Shares owned by Blazon Corporation, which Mr. Duggan is the majority shareholder of and may be deemed to be beneficially owned by Mr. Duggan, is approximately $3,741,835, including brokerage commissions. Such Shares were acquired with working capital.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 3, 2024, the Issuer closed its rights offering (the “Offering”) for the sale of 5,999,999 units (the “Units”), at a price of $10.00 per Unit. Each Unit consisted of one share of the Issuer’s common stock, and two warrants, each being a warrant to purchase one-half of one share of common stock (together, the “Warrants”). Each warrant is exercisable for $11.00 per whole share, and is exercisable immediately and will expire on the fifth anniversary of the closing of the rights offering. Half of the Warrants issued in the rights offering are redeemable by the Issuer if the Issuer’s stock trading price exceeds $16.50 for twenty consecutive trading days and the other half of the Warrants issued in the rights offering are redeemable by the Issuer if its stock trading price exceeds $22.00 for twenty consecutive trading days. Mr. Duggan acquired an aggregate of 5,187,824 Units following the exercise of his basic and over-subscription privileges in connection with the Offering. Genius and Blazon Corporation acquired an aggregate of 69,020 Units and 49,312 Units, respectively, following the exercise of its basic and over-subscription privileges in connection with the Offering.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 61,228,333 Shares outstanding, which is the total number of Shares outstanding as of July 3, 2024, as reported by the Issuer in connection with the closing of the Offering.

A.	Genius 24C Inc d/b/a Genius Inc

a)	As of the close of business on July 3, 2024, Genius beneficially owned 630,109 Shares.

Percentage: Approximately 1.0%

b)	1. Sole power to vote or direct vote: 630,109

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 630,109

4.	Shared power to dispose or direct the disposition: 0

c)	Genius has not entered into any transactions in the Shares during the past sixty days.

B.	Mr. Duggan

a)	As of the close of business on July 3, 2024, Mr. Duggan directly owned 42,172,003 Shares, including (a) 183,100 Shares underlying certain options exercisable within sixty days hereof and (b) 5,187,824 Shares underlying Warrants. As the sole shareholder of Genius, Mr. Duggan may be deemed the beneficial owner of the 561,089 Shares held by Genius, including 69,020 Shares underlying Warrants. As the majority shareholder of Blazon Corporation, Mr. Duggan may be deemed the beneficial owner of the 400,877 Shares held by Blazon, including 49,312 Shares underlying Warrants.

Percentage: Approximately 72.9%

b)	1. Sole power to vote or direct vote: 48,623,225

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 48,623,225

4.	Shared power to dispose or direct the disposition: 0

c)	The transactions in the Shares by Mr. Duggan during the past sixty days are set forth below in the table entitled “Transactions in the Common Stock During the Past Sixty Days.”

C.	Blazon Corporation

a)	As of the close of business on July 3, 2024, Blazon Corporation beneficially owned 450,189 Shares.

                                Percentage: Approximately 0.7%

b)	1. Sole power to vote or direct vote: 450,189

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 450,189

4.	Shared power to dispose or direct the disposition: 0

c)	Blazon Corporation has not entered into any transactions in the Shares during the past sixty days.

c)	Blazon Corporation has not entered into any transactions in the Shares during the past sixty days.

Transactions in the Common Stock During the Past Sixty Days
Reporting Person	Type of Security	Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale
Mr. Duggan	Stock Option	16,247	14.55	06/06/2024
Mr. Duggan	Stock Option	20,000	14.55	06/06/2024

Effective July 3, 2024, Mr. Duggan acquired an aggregate of 5,187,824 Units for $10.00 per Unit, following the exercise of his basic and over-subscription privileges in connection with the Offering, representing 5,187,824 shares of Common Stock, and Warrants to purchase 5,187,824 shares of Common Stock.

Effective July 3, 2024, Genius and Blazon Corporation acquired an aggregate of 69,020 Units and 49,312 Units, respectively, for $10.00 per Unit, following the exercise of their basic and over-subscription privileges in connection with the Offering, representing 69,020 shares and 49,312 shares of Common Stock, respectively, and Warrants to purchase 69,020 shares and 49,312 shares of Common Stock, respectively

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2024

GENIUS 24C INC

By:	/s/ Martin Bittner
	Name:	Martin Bittner
	Title:	Chief Operating Officer

BLAZON CORPORATION

By:	/s/ Robert W. Duggan
	Name:	Robert W. Duggan
	Title:	Authorized Signatory

/s/ Robert W. Duggan
Robert W. Duggan